UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                            Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                   20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 11, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100,700(1)
       SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,300(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100,700(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,300(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,340(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------

(1) Mr. Rochman owns 100,700 shares directly. In addition to the 100,700 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 19,300 shares, and the Rochman Family Investment owns 3,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 123,000 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,213,645 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-K for the year ended December 31, 1999 and in Community Financial Corp.'s definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 5 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901 (rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment, Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,231,738. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained personal loans in the amount of $500,000 from the First National Bank & Trust Company, Carbondale, Illinois, and Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $731,738 of their respective funds, including, with respect to Mr. Rochman, funds obtained from his broker margin accounts, in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman may purchase additional shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. As of the date of this Amendment, neither Mr. Rochman nor Mr. Nadler has been invited to join the Issuer's board of directors or selected as management's nominee for election as a director at the Issuer's 2000 annual meeting of stockholders or at the next meeting of stockholders at which directors are elected (the "Stockholders Meeting").

                  Accordingly, in connection with the Stockholders Meeting, Mr. Rochman presently intends to (a) nominate himself and Michael
                  B. Nadler for election as directors of the Issuer, and (b) submit a proposal for consideration by the stockholders of the Issuer recommending that the board of directors engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the board of directors of the Issuer as to specific actions designed to improve earnings and enhance stockholder value.

                  Mr. Rochman presently is soliciting proxies for use at the Stockholders Meeting in favor of his director nominees and his stockholder proposal. Mr. Rochman's proxy solicitation in connection with the Stockholders Meeting is in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting.


                  On March 8, 2000, Mr. Rochman filed a complaint with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois requesting that a judgment be entered against the Issuer and directing the Issuer to deliver to Mr. Rochman the minutes for the meetings that occurred from and after January 1, 1999 of the Issuer's (i) Board of Directors, (ii) Management Recognition Plan Committee, and (iii) Compensation Committee. In addition, Mr. Rochman is requesting that the Court assess a penalty against the Issuer as provided by applicable law. Mr. Rochman requested these minutes from the Issuer twice under Illinois law, and the Issuer refused to provide or allow Mr. Rochman to examine and copy the minutes. The purposes for Mr. Rochman's request for the minutes were to permit Mr. Rochman to communicate with other stockholders of the Issuer on matters relating to (i) the affairs of the Issuer, (ii) the 2000 annual meeting of stockholders of the Issuer and (iii) Mr. Rochman's solicitation of proxies in connection with such annual meeting. Settlement discussions with respect to this lawsuit occurred on March 15, 2000, but no settlement was reached. On March 27, 2000, the Court ordered the Issuer to turn over to Mr. Rochman the minutes that he requested. The Court did not assess any penalty against the Issuer. The Order by the Court is attached hereto as an exhibit.

                  On March 17, 2000, March 22, 2000, March 24, 2000 and March 31, 2000, Mr.Rochman filed additional definitive soliciting materials with the Commission.

                     On April 7, 2000 Mr.Rochman filed additional definitive
                  soliciting materials with the Commission. Copies of of such additional definitive soliciting materials are attached hereto as an exhibit.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 129,340 shares, or 5.8%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-K for the year ended December 31, 1999 and in the Issuer's definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Commission).

         (b) Mr. Rochman has sole power to vote and dispose of 100,700 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 100,700 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 22,300 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman.

                           (ii)     Address: 31 Homewood, Carbondale, Illinois
                                     62901.

                           (iii)    Principal Occupation: Housewife.

                           (iv) During the past five years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                           (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (vi)     Citizenship:  United States of America.


        (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Barrett R. Rochman         December 27, 1999              600        $9-3/16      Open market purchase / Broker
Barrett R. Rochman         January 3, 2000             10,000        $9-7/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,000        $9-5/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,300        $9-3/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,300        $9-1/14      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,000        $9-1/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9-1/16      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9.00        Open market purchase / Broker
Barrett R. Rochman         January 7, 2000              1,000        $11-1/2      Off the market purchase
Barrett R. Rochman         January 10, 2000             1,100        $9.00        Open market purchase / Broker
Barrett R. Rochman         February 1, 2000             2,500        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000            10,000        $9.20*       Open market purchase / Broker
Barrett R. Rochman         February 8, 2000             1,000        $11-1/2      Off the market purchase

* Reflects the average purchase price of shares purchased.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Boo Rochman
   Charitable Corp.        December 21, 1999            8,700         $9-1/4      Open market purchase / Broker

Rochman Family
   Investment              December 31, 1999              600        $9-3/16      Open market purchase / Broker

Boo Rochman
   Charitable Corp.        January 7, 2000              1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman
Boo Rochman
   Charitable Corp.        February 8, 2000             1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Marilyn Rochman            December 30, 1999           3,000         $9-3/8       Open market purchase / Broker
Marilyn Rochman            January 4, 2000               400         $9-3/8       Open market purchase / Broker


         (d)      Not applicable

         (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

         Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

         Exhibit 3*        Client's Margin Account, dated as of April 26, 1999

         Exhibit 4*        Client's Margin Account

         Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and Exchange Commission on March 1, 2000

         Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

         Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 17, 2000

         Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 22, 2000

         Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 24, 2000

         Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 31, 2000

         Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

         Exhibit 12** Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett R. Rochman on April 7, 2000

----------------

 * Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: April 11, 2000

                                  EXHIBIT INDEX


Exhibit Number                                       Description
--------------                                       -----------

Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

Exhibit 3*                                  Client's Margin Account, dated as of
                                            April 26, 1999

Exhibit 4*                                  Client's Margin Account

Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and
                                            Exchange Commission on March 1, 2000

Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                            R. Rochman on March 17, 2000

Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                            R. Rochman on March 22, 2000

Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                            R. Rochman on March 24, 2000

Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                            R. Rochman on March 31, 2000

Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

Exhibit 12** Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett
                                            R. Rochman on April 7, 2000

----------------

*  Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

IM-290406-1

                                                                      Exhibit 12


                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

                               BARRETT R. ROCHMAN
                                   31 Homewood
                           Carbondale, Illinois 62901
                                 (800) 529-3513

                                 April 7, 2000


Dear Fellow Stockholder:

            MANAGEMENT HAD ITS CHANCE - NOW IS THE TIME FOR A CHANGE

         I was very disappointed with Wayne Benson's recent letter to you and it prompts me to send this letter. The tone and accusations in his letter are disturbing - his letter is self-serving and misleading. It is unfortunate that our President feels he has to resort to these types of questionable tactics, but I trust you are able to see through his deceptive strategy.

         I wish Mr. Benson and the company would discuss what is important and not try to distract and confuse stockholders with irrelevant details. I know you have come to realize that neither Mr. Benson nor any director has yet to respond to my concerns over our company's financial performance and stock price, other than Wayne Benson agreeing with me that both have been disappointing. Someone is responsible for our company's state of affairs, and it is not you or me. The facts do indeed speak for themselves:

         o A report used by our company states that our total shareholder returns since going public in 1995 have been a NEGATIVE 6.85% compared to 87.78% for the NASDAQ Bank Index and 411.88% for the NASDAQ Composite Index.

         o Our company's stock traded at $9 3/8 on April 6, 2000. That price is below the initial public offering price of our company's stock when it went public in 1995. Who's kidding who? Have you received an acceptable return on your investment in Community Financial common stock?

         o Our directors and executives have received a lot of stock and options from our company. What have we stockholders received in return? How has our stockholder value been enhanced?

         o Our company's net income was lower in 1999 than in 1998. Does our board not realize that our profits are going in the wrong direction? How long does management want stockholders to wait for improved performance and stock price?

Please allow me to provide you with additional information as you consider how to vote.

         I discovered something that really bothers me. The management recognition plan provides that Community Financial will pay to each person who receives shares under the plan a cash bonus equal to 40% of the value of the shares that have vested. The bonus is paid in order to cover the person's federal tax liability for the shares received.

         This provision relating to taxes was not in the management recognition plan approved by stockholders. The plan was amended by the board in 1996 after stockholders approved the plan. The amendment states that the provision permitting a cash bonus to cover the tax liability under the plan "is in the best interest of the company." I certainly can understand how paying this tax liability is in the best interest of our directors and executive officers, but someone needs to explain to me how paying this tax liability is in our company's best interest based on the company's performance.

         As you know, Community Financial just sent to you two days ago a supplement to its proxy statement that NOW discloses this bonus arrangement. This information should have been discussed in its original proxy statement dated March 14, 2000, but it conveniently was omitted. The amended plan also should have been filed with the Securities and Exchange Commission in 1996, but it was filed just two days ago - almost 4 years late! WHY DID OUR COMPANY HIDE THIS IMPORTANT INFORMATION FROM STOCKHOLDERS? We deserve better treatment.

         All of us as stockholders have the right under Illinois law to review the minutes of board of directors meetings of Community Financial under certain circumstances. I made a request to review certain minutes but our company refused to provide them to me. Unfortunately, I was forced to file a lawsuit against Community Financial to obtain access to the minutes. The court recently determined that my claim was meritorious and the judge ordered our company to provide me with the information that I had requested.

         Why didn't our board of directors resolve this issue quickly and amicably rather than spend time and corporate money trying to prevent me from obtaining what I was entitled to receive?

THE BOTTOM LINE IS:

         I believe our company's financial results are poor and stock price is low. Management had its chance for the past 4 1/2 years to improve our company's financial performance and stock price but has FAILED - now, management wants more time. I say we need an immediate change at Community Financial.

         I hope many stockholders will attend the annual meeting on April 27, and I look forward to seeing you there. I would appreciate and be honored to receive your vote. We can make a difference at Community Financial.

         If you have any questions or need additional information, please do not hesitate to call me at (800) 529-3513.

                                                     Sincerely,



                                                     /s/ Barrett R. Rochman


                                                     Barrett R. Rochman


IMPORTANT - PLEASE DO NOT SIGN OR RETURN ANY WHITE PROXY CARDS. PLEASE SIGN AND RETURN ONLY YOUR BLUE PROXY CARD TO ME. IF YOU HOLD YOUR SHARES THROUGH A BROKER OR A BANK, PLEASE SIGN AND RETURN ONLY YOUR BLUE PROXY CARD TO YOUR BROKER OR BANK. IF YOU DID NOT RECEIVE A BLUE PROXY CARD, PLEASE CALL YOUR BROKER OR BANK IMMEDIATELY AND INSTRUCT THEM TO VOTE ONLY THE BLUE PROXY CARD.

  REMEMBER, WE STOCKHOLDERS SHOULD HAVE A VOICE IN THE AFFAIRS OF OUR COMPANY.
                WE CAN MAKE A DIFFERENCE AT COMMUNITY FINANCIAL.

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

                               BARRETT R. ROCHMAN
                            Telephone: (800) 529-3513
                                  April 7, 2000


                                   IMPORTANT!!
                                   PLEASE READ

     Community Financial Corp. just announced that Institutional Shareholder Services (ISS) has issued a recommendation that its clients should vote in favor of management's nominees for election as directors and against my stockholder proposal. I believe that ISS's recommendation is WRONG and is based on faulty reasoning. You should completely disregard the ISS recommendation. Here are a few excerpts from ISS's recommendation and why I believe it should be discarded:

o "Since going public in mid-1995, the company has produced total shareholder returns of -6.85%, compared to 87.78 percent for the NASDAQ Bank Index and
     411.88 percent for the NASDAQ Composite Index."

     My Comment: How can ISS recommend a vote in favor of current management when Community Financial has posted NEGATIVE shareholder returns, particularly when the NASDAQ Bank Index posted such strong returns? Does the ISS recommendation have any credibility at all?

o "While we can appreciate Mr. Rochman's concerns regarding the company's poor returns and low stock price, ISS believes management has taken the necessary steps to put Community Financial back on track."

     My Comment: I am glad ISS agrees with my concerns, but what steps has current management taken to put our company back on track? Hopefully, ISS is not referring to the company's much overdue and unproven strategic plan. The facts speak for themselves - the company's stock traded at $9 3/8 on April 6, 2000. That price is below the initial public offering price of our company's stock when it went public in 1995. Who's kidding who? Have you received an acceptable return on your investment in Community Financial common stock?

o "Mr. Benson does not dispute the poor performance and difficulties Community Financial has faced, but he attributes them to poor decisions made by the management team of former President Shirley Kessler."

     My Comment: I am gratified Wayne Benson agrees that our company's recent financial performance has been poor. But, I am disturbed that ISS allowed Wayne Benson to blame Shirley Kessler's management team for all these decisions that brought our company to its present state without inquiring as to who was on the management team. A good leader does not blame others for problems he has caused. The management team that made those decisions included Wayne Benson. For Mr. Benson to point the finger at someone else when the finger should also be pointed at him is irresponsible and unacceptable.

o "Community Financial Corp. classifies its 11 directors into three director classes. The full board comprises one insider and ten independent outsiders."

     My Comment: That is absolutely WRONG!! Community Financial only has 8 directors. ISS needs to get its numbers right and should get to know our company better before it makes any recommendations. Again, does the ISS recommendation have any credibility at all?

  REMEMBER, WE STOCKHOLDERS SHOULD HAVE A VOICE IN THE AFFAIRS OF OUR COMPANY.
                WE CAN MAKE A DIFFERENCE AT COMMUNITY FINANCIAL.

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

                               BARRETT R. ROCHMAN
                                   31 Homewood
                           Carbondale, Illinois 62901
                                 (800) 529-3513

                                  April 7, 2000



                                   IMPORTANT!!
                                   PLEASE READ





         IF YOU HAVE ALREADY SIGNED A WHITE PROXY CARD OR VOTED IN FAVOR OF MANAGEMENT'S PROPOSALS BUT DESIRE TO CHANGE YOUR VOTE, PLEASE SIGN, DATE AND RETURN TO ME THE ENCLOSED BLUE PROXY CARD. YOUR SUBSEQUENT BLUE PROXY CARD WILL CANCEL YOUR PRIOR WHITE PROXY CARD.

                               BARRETT R. ROCHMAN
                                   31 Homewood
                           Carbondale, Illinois 62901
                                 (800) 529-3513

                                  April 7, 2000



                                   IMPORTANT!!
                                   PLEASE READ





         IF YOU HAVE ALREADY SIGNED A WHITE PROXY CARD OR VOTED IN FAVOR OF MANAGEMENT'S PROPOSALS BUT DESIRE TO CHANGE YOUR VOTE, PLEASE SIGN, DATE AND RETURN TO YOUR BROKER OR BANK IN THE ENVELOPE PROVIDED THE ENCLOSED BLUE PROXY CARD. YOUR SUBSEQUENT BLUE PROXY CARD WILL CANCEL YOUR PRIOR WHITE PROXY CARD.

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

                           AS MAILED ON APRIL 7, 2000





Barrett Rochman
P.O. Box 3074
Carbondale, IL 62902
(800) 529-3513


April 4, 2000

We have not received your blue proxy as of April 4, 2000. If you think you have already sent it please give me a call. If you have not sent it, please fill out the enclosed blue card and return it. Thank you.

Sincerely,

/s/ Barrett Rochman

Barrett Rochman


We need your vote to make the bank what it once was and what it should become.